Salford Priors
EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045

MISYS

07024480

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872130
Contact Fax: 01386 872102
Email:andrea.gray@misys.co.uk

11 June 2007

Dear Sirs

SUPPL

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed a copy of the Misys plc Announcement regarding completion of the sale of Sesame. This is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Andrea Gray
Assistant Company Secretary

Enc

RECEIVED
2007 JUN 19 A 3:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

PROCESSED
JUN 20 2007
THOMSON FINANCIAL

dw 6/19

REG-Misys: Disposal <MSY.L>

Released: 08/06/2007

FOR IMMEDIATE RELEASE
8 JUNE 2007

Misys plc completes sale of Sesame to Friends Provident

Misys plc announces today (8 June 2007) the completion of the sale of its independent financial advisers support services business, Sesame, to Friends Provident plc, in line with the company's announcement on 15 May 2007.

ENDS

ANALYST / INVESTOR ENQUIRIES
Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.com

MEDIA ENQUIRIES
Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910 914

Email: josh.rosenstock@misys.com

ABOUT SESAME

Sesame is one of the leading providers of support services to 7,500 financial advisers across the UK. Some of the services provided include compliance and regulatory support, access to the latest product research, training and development technical seminars, preferential PI terms and access to cutting edge technology that allows advisers to write business more efficiently.

ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,200 people who serve customers in more than 120 countries. For more information, visit: www.misys.com

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